SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 1Q11” dated on May 12, 2011

Earnings Release – 1Q11
Telecomunicações de São Paulo S/A - TELESP
São Paulo, May 12, 2011

INDEX

BOARD OF DIRECTORS' MESSAGE	1
HIGHLIGHTS	2
OPERATING REVENUES	4
OPERATING EXPENSES	6
FINANCIAL DATA	7
ADDITIONAL NOTES	10
CAPITAL MARKET	12
DIVIDENDS AND INTEREST ON OWN CAPITAL	13
INCOME STATEMENT	14
BALANCE SHEET	15
STATEMENT OF CASH FLOW	16
TARIFFS	17
SHAREHOLDING STRUCTURE AND CAPITAL STRUCTURE COMPOSITION	18

Prices on May 11, 2011

ON – TLPP3 – R$ 39.90
PN – TLPP4 – R$ 41.87
ADR – TSP – US$ 26.43
Market Cap – R$ 20,863.6 million

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the first quarter of 2011, presented in accordance with the International Accounting Standards (IFRS) and in accordance with the pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee, effective on December 31, 2010. The following controlled and wholly owned subsidiaries companies are consolidated by the Company: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações, Companhia ACT de Participações and Ajato Telecomunicações Ltda.

BOARD OF DIRECTORS’ MESSAGE

Reinforcing the trend previously registered, the Company maintained in 1Q11 its commitment to quality of the offered services and with improvement of customer relationship, ensuring an increase in the customer satisfaction index and maintenance of low levels of churn in all services.

The damages caused in 1Q11 by the intense level of rain in the entire State of São Paulo, mainly in the months of January and February, reinforced this Company’s commitment, with a consequent increase of the network maintenance expenses and a management decision to limit the commercial activity.

Thus, the Company registered in 1Q11 a 1.1% reduction of lines in service of fixed telephony in relation to 4Q10 and a momentary deceleration in the growth of broadband service, with 61 thousand net additions in the period. However, the Company reached 22 thousand net additions of Pay TV in 1Q11, a level 7.8% above the registered in the previous quarter.

In the corporate segment, the Company continued with a positive evolution related to the offer of telecommunications integrated solutions, strengthening its positioning and increasing the customer satisfaction.

The Company ended the first quarter of 2011 with a total of 15,062 thousand accesses, a 4.1% growth in relation to the same period of the previous year and stable compared to 4Q10. However, there is a clear change in the mix of provided services in the 1Q11 x 1Q10 basis, with a significant increase in the representativeness of broadband accesses on lines in service, which rose from 25% in 1Q10 to 30% in 1Q11.

Broadband - offered under the brands “Speedy”, “Ajato” and “Fiber”, reached 3.4 million of clients at the end of the first quarter of 2011, a growth of 20.7% or 578 thousand net additions in relation to 1Q10. This evolution reflects the customer confidence on the Company’s commitment to quality. The improvement of this service also keeps guarantying an expressive rise in the customer satisfaction index of broadband. In relation to the 4Q10, there were registered 61 thousand net additions, of which more than 50% were reached only in the month of March, mainly due to the limited commercial activity in the months of January and February because of the intense level of rain occurred in the period.

Lines in Service – reached 11.2 million of accesses at the end of the first quarter of 2011, remaining virtually stable in relation to 1Q10. However, compared to 4Q10 it was registered a reduction of 1.1% mainly by the limited commercial activity in the beginning of 2011 because of the intense level of rain previously mentioned.

Pay TV - the Company’s repositioning in relation to this product, with focus on quality, was reflected both in the recovery of customer base as in the lowest levels of churn. Thus, the highlights are the 22 thousand net additions in the 1Q11 and an 8.4% growth of customer base in relation to 1Q10.

The Net Operating Revenues in 1Q11 was R$3,966.0 million, registering a growth of 1.9% in relation to 1Q10. This effect is mainly justified by a rise of broadband revenues and corporate data, beyond the increase of domestic long distance revenue, explained by higher mobile incoming traffic with the “15” use (selection code of the operator). These variations were partially offset by a revenue reduction of local fixed telephony, mainly due to the reduction of lines in service in the period. In the 1Q11 x 4Q10 basis, this item remain stable, because the decreases of revenues from local fixed telephony and broadband services are practically offset by higher long distance revenues in the period.

The EBITDA in 1Q11 was R$1,188.6 million, a decrease of 6.8% when compared to the R$1,275.5 million in 1Q10. In turn, the EBITDA Margin reached in 1Q11 was 30.0%, a reduction of 2.8 p.p. in relation to the 32.8% margin registered in 1Q10. This variation is mainly related to changes of the mix of provided services, with a revenue reduction of traditional telephony, which have higher margins and increase of data revenues in both residential and corporate segment, beyond higher domestic long distance revenue from mobile incoming traffic. Additionally, because of the damages caused by the intense level of rain in the entire State of São Paulo in 1Q11 and reinforcing the Company’s commitment to quality and customer satisfaction were registered higher expenses with customer service and network maintenance in the period.

The Net Income in 1Q11 was R$418.3 million, a reduction of 13.7% in relation to 1Q10. This variation reflects the reduction of the operational result and the higher depreciation expense, partially offset by a better financial result in the period.

The accumulated Capex in 1Q11 was R$373.2 million, presenting an increase of 4.4% compared to 1Q10. The investments in broadband and new businesses were intensified through the expansion and modernization of our network, the improvement of ours systems and the processes of customer relationship. As a percentage over net operating revenues, the ratio was from 9.4% in 1Q11 to 9.2% in 1Q10.

OPERATING REVENUES

The gross operating revenue in the first quarter of 2011 totaled R$5,389.0 million, an increase of 2.4% in relation to 1Q10 and stable compared to 4Q10. The variations are justified by the following items:

Fixed Telephony

Local: reached R$2,385.8 million in 1Q11, a decrease of 4.3% in relation to 1Q10. This effect is explained by reduction of local fixed telephony revenue, due to the reduction of lines in service in the period and the drop of fixed-mobile traffic.

Long distance: in 1Q11 totaled R$1,380.4 million, an increase of 10.2% in relation to 1Q10. This effect is mainly explained by higher national traffic from mobile incoming with the “15” use (selection code of the operator) and by the tariff readjustment of 0.66%, effective from October, 8, 2010, partially offset by a reduction of fixed incoming traffic.

Data Transmission

The data transmission revenues reached R$1,222.3 million in 1Q11, an increase of 11.5% when compared to 1Q10. This growth is justified by the actions of encourage sales during 2010 and the Company’s commitment to quality, reflected in an expressive increase in the customer satisfaction index and in a higher customer base. However, in the 1Q11 x 4Q10 basis, it was registered a 2.6% reduction of data transmission revenue, despite the 61 thousand net additions in the period. This decrease is explained by the limitation of the commercial activity in 2011, due to the intense level of rain in the period, linked to the continuity of the Speedy promotional campaigns. It is important to highlight that in both comparatives was registered a growth of data revenue in the corporate segment.

Interconnection revenues

In 1Q11 totaled R$131.7 million, a decrease of 1.2% when compared to 1Q10. This evolution is related to the reduction of incoming traffic because of concentration of commercial efforts from mobile operators to encourage the on-net traffic. In the 1Q11 x 4Q10 basis, the interconnection revenue remained stable.

Pay TV

In 1Q11 totaled R$126.1 million, registering a growth of 1.3% in relation to the 1Q10. This effect is mainly related to the higher customer base in the period, especially in the service offered through the DTH technology. It is important to highlight in 1Q11 the intensification of trend change initiated in the 4Q10, with 22 thousand net additions, due to the Company’s repositioning in relation to this service and the maintenance of low levels of churn in the period.

Others

In 1Q11 registered R$242.6 million, a decrease of 5.3% when compared to 1Q10. This reduction is mainly justified by lower revenues from “Posto de Trabalho Informático” and value added services, partially offset by higher revenues from network management, maintenance and goods resale for the corporate segment.

OPERATING EXPENSES

The operating expenses in the first quarter of 2011 totaled R$2,777.4 million, an increase of 6.1% related to 1Q10 and a rise of 7.7% in the 1Q11 x 4Q10 basis. The variations are explained by the following items:

Interconnection expenses: in 1Q11 totaled R$1,206.1 million, a rise of 5.6% compared to 1Q10. Such effect is mainly explained by higher mobile incoming traffic with the “15” use (selection code of the operator) and VUM readjustment of 0.67% in February 2010.

Personnel expenses: reached R$282.4 million in 1Q11, a growth of 23.7% in relation to 1Q10. This variation is mainly justified by higher employees’ base, beyond the salary readjustment in the period. In the 1Q11 x 4Q10 basis, the personnel expenses present a reduction of 14.0%, mainly explained by the non-recurring expense in 4Q10 related to reorganization of personnel in the amount of R$74.8 million, which increase the comparative base.

Outsourcing expenses: reached R$1,106.2 million in 1Q11, an increase of 15.4% when compared to 1Q10. This effect is related to the increase of customer service expenses and network maintenance, because of the damages caused by the intense level of rain in the entire State of São Paulo in 1Q11, reinforcing the Company’s commitment to quality and customer satisfaction. In the 1Q11 x 4Q10 basis, the outsourcing expenses remain stable, with the offsetting of the increase of network maintenance expenses by lower expenses with advertising in the period.

Bad Debt Provisions: from R$114.7 million in 1Q10 to R$85.0 million in 1Q11, a decrease of 26.0%. This effect is explained by an improvement in the customer base profile, through the Company's strong performance in its practice of commercial policy and collection. In 1Q11 x 4Q10 basis, it was registered an increase of 21.3%, explained by natural seasonality in the period. As a percentage of the net operating revenues, the ratio passed from 2.9% in 1Q10 and 1.8% in 4Q10 to 2.1% in 1Q11.

Taxes: reached R$93.1 million in 1Q11, registering a decrease of 2.5% related to the 1Q10, mainly explained by recovery of taxes and lower provisions of active debt. In 1Q11 x 4Q10 basis, the taxes expenses registered an increase of 14.9%, explained by the recovery of taxes in 4Q10 and the adjust in the provision of FISTEL in 4Q10, both decreasing the comparative base.

Investment gains (losses): in 1Q11 presented a positive result of R$0.8 million, compared to an also positive result of R$4.5 million in 1Q10 and a negative result of R$0.9 million in 4Q10. These variations are justified by the effect of equity accounting of shareholding on Cable TV operators.

Other operating revenues (expenses): totaled a negative result of R$5.4 million in 1Q11, a positive variation of R$77.5 million in relation to the same period of the previous year. This evolution is mainly justified by lower expenses with civil contingencies in the period.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$2,262.4 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on March 31, 2011, the Company had a liability of R$2,399.5 million, from which R$693.4 million were loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), and the amount of R$1,706.1 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES). During the month of March 2011 the Company raised in foreign currency, in the form of Law 4131, with fair value of R$679.0 million and due date in the short-term, in September 2011. To be protected of the currency variation risk, were contracted derivative operations for each one of these operations.

Derivatives: all Company’s financial derivative contracts aim the optimization of financial costs through the protection of exchange risk resulting from assets and liabilities in foreign currency, in accordance to the corporate policy of risk management. Thus, eventual variations on risk factors result in an inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the rights and obligations subject to exchange variation are hedged.

On March 31, 2011, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI”.

The Company also realizes the contract of derivative operations to minimize the currency variation risk of its assets and nonfinancial liabilities in foreign currency. This balance suffers daily changes due to the dynamic of its business, however, the Company aims to cover the net balance of this rights and obligations to minimize their currency risk. On March 31, 2011, the Company had R$672.9 million of asset position in foreign currency to cover its equivalent net value to its financial debt, rights and commitments in foreign currency.

For the period ended on March 31, 2011, the derivative operations generated a negative net consolidated result of R$22.2 million. On March 31, 2011 it was recognized a balance of R$238.7 thousand as asset and a balance of R$44.5 million as liability to reflect the derivatives position on the mentioned date.

Financial Result: in the period ended on March 31, 2011, the financial result reached R$27.9 million, improving R$60.5 million when compared to the last quarter of 2010, mainly due to lower net debt. In relation to the same quarter of the previous year, the result was above in R$61.8 million due to the same effect.

ADDITIONAL NOTES

1) RECENT CORPORATE EVENTS

a) Corporate Restructuring involving Telesp and Vivo Part. – In the Extraordinary General Shareholders´ Meeting held on April 27, 2011 was approved the operation of substitution and merger of the shares of 100% of the total capital of Vivo Part., in accordance with the corporate restructuring mentioned in Relevant Fact published on December 27, 2010 and in the terms of the Protocol of Merger published on March 25, 2011. Vivo Part. is a publicly-held company listed in the Brazilian Securities Exchange Commission – Comissão de Valores Modiliários (“CVM”) and in the Securities and Exchange Commission (SEC) whose controller is also Telefónica S.A. The transaction aims the unification of the shareholding positions of the Companies, rationalization of the costs structure and facilitate the integration of businesses and the generation of synergies arising thereof. By the fact this restructuring had been approved on April 27, 2011, Telesp is in the process of evaluation of the accounting impacts resulting from this restructuring.

In accordance with the item 4.2 of the Protocol of Merger the shareholders of Vivo Part. received, in exchange for the shares currently held by them in Vivo Part., new shares issued by Telesp, of the same class as those held by them in the capital stock of Vivo Part. whose exchange ratio of the shares approved was for each common and preferred share of Vivo Part., 1,55 new shares of the same class by Telesp. Thus, were issued 619,364,658 shares (212,767,241 common shares and 406,597,417 preferred shares) as form of payment for 100% of participation in Vivo Part. The total fair value of the shares issued is R$31.2 billion, calculated based on the economic value of Vivo Part. on December 31, 2010.

Follows the schedule for the next events of this operation:

2) TARIFFS READJUSTMENT OCCURRED IN 2010

a) Fixed-to-Fixed Tariff – On October 5, 2010, through Edicts# 6,418 and 6,419, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of October 8, 2010. The tariff readjustments were 0.66%.

b) Fixed-to-Mobile Tariff – On February 9, 2010, through Edict# 971, Anatel approved the 0.98% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%. The readjustments were effective as of February 13, 2010.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$37.25 and R$39.24, presenting, respectively, an quarterly performance of -5.2% and -6.6% in comparison to Bovespa Index’s performance of -1.0%. The ADRs closed the quarter priced at US$24.63, a performance of 0.8% in comparison to Dow Jones Index’s performance of 6.5%.

The daily average volume of TLPP3 and TLPP4 in the quarter was R$674.1 thousand and R$6,903.2 thousand, respectively. The ADR daily average volume for the same period was US$3,113.7 thousand.

The shares performances in the last year are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated in 2010 and 2011 are described in the following table:

## BALANCE SHEET

| Unaudited consolidated figures (Reais Million) | March '11 | December '10 | Δ% |
|---|---|---|---|
| ASSETS | 20,556.5 | 19,966.3 | 3.0 |
| Current assets | 5,854.0 | 5,147.4 | 13.7 |
| Cash and cash equivalents | 2,269.8 | 1,556.7 | 45.8 |
| Cash | 7.4 | 8.9 | (16.7) |
| Financial Investments | 2,262.4 | 1,547.8 | 46.2 |
| Net accounts receivable from customers | 2,578.6 | 2,546.2 | 1.3 |
| Supply and maintenance inventories | 98.2 | 77.5 | 26.7 |
| Deffered and recoverable taxes | 666.6 | 659.4 | 1.1 |
| Derivatives operations | 0.2 | 0.2 | 44.0 |
| Loans and financial investments | 0.2 | 0.2 | 0.0 |
| Recoverable prepaid expenses | 34.4 | 66.9 | (48.5) |
| Credit from associated companies | 51.0 | 94.3 | (45.9) |
| Other assets | 155.0 | 146.1 | 6.1 |
| Non-Current Assets | 14,702.5 | 14,818.8 | (0.8) |
| Long-term assets | 2,841.4 | 2,786.8 | 2.0 |
| Accounts receivable from customers | 75.3 | 67.3 | 11.8 |
| Recoverable taxes | 332.4 | 326.7 | 1.8 |
| Deffered taxes | 474.2 | 503.7 | (5.9) |
| Bail of legal proceedings | 1,779.0 | 1,710.7 | 4.0 |
| Loans and financial investments | 13.6 | 13.6 | 0.0 |
| Credit from associated companies | 21.0 | 18.0 | 16.9 |
| Other assets | 145.8 | 146.9 | (0.7) |
| Investments | 108.1 | 100.8 | 7.2 |
| Net Permanent Assets | 9,950.3 | 10,200.7 | (2.5) |
| Net Intangible | 1,802.7 | 1,730.5 | 4.2 |
| LIABILITIES | 20,556.5 | 19,966.3 | 3.0 |
| Current liabilities | 7,698.0 | 5,719.8 | 34.6 |
| Suppliers | 2,426.9 | 2,780.7 | (12.7) |
| Loans and financing | 1,098.8 | 420.4 | n.a. |
| Derivatives operations | 29.1 | 9.5 | n.a. |
| Payroll and related charges | 245.3 | 307.2 | (20.2) |
| Taxes | 985.0 | 972.1 | 1.3 |
| Consignments | 165.7 | 139.7 | 18.6 |
| Dividends and interest on capital | 2,145.0 | 450.9 | n.a. |
| Accrual for contingencies | 247.9 | 240.2 | 3.2 |
| Payables to associated companies | 113.1 | 121.0 | (6.5) |
| Other liabilities | 241.1 | 278.1 | (13.3) |
| Non-Current Liabilities | 2,460.6 | 2,579.3 | (4.6) |
| Loans and financing | 1,300.7 | 1,405.3 | (7.4) |
| Taxes | 37.3 | 38.7 | (3.7) |
| Derivatives operations | 15.3 | 18.5 | (17.3) |
| Accrual for contingencies | 656.6 | 665.9 | (1.4) |
| Provisions for the pension plans | 223.7 | 219.0 | 2.2 |
| Other liabilities | 227.0 | 231.9 | (2.1) |
| Shareholders' equity | 10,397.9 | 11,667.1 | (10.9) |
| Capital Stock | 6,575.5 | 6,575.5 | 0.0 |
| Capital Reserve | 2,733.6 | 2,733.6 | 0.0 |
| Profit Reserve | 659.6 | 659.6 | 0.0 |
| Retained earnings | 418.3 | 0.0 | n.a. |
| Other comprehensive income | 11.0 | 4.4 | n.a. |
| Additional dividends proposed | 0.0 | 1,694.1 | n.a. |

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)	1Q11	1Q10	Δ%
Cash and cash equivalents at the beginning of the period	1,556.7	2,277.0	(31.6)
Income before taxes	678.0	797.3	(15.0)
Non-cash expenses (revenues)	624.7	643.0	(2.8)
Depreciation and amortization	538.5	444.4	21.2
Exchange variations on loans and financing	(16.6)	0.7	n.a.
Monetary variations of deposits and contingencies	(12.8)	11.6	n.a.
Results of equity accounting	(0.8)	(4.5)	(83.1)
(Gain)/loss on asset sale	(8.6)	10.2	n.a.
Bad debt provision	85.0	114.7	(26.0)
Pension and other post-retirement benefit plans	(2.6)	(16.3)	(84.3)
Tax provisions, Labor and Civil	3.1	0.9	n.a.
Interest expenses	40.7	77.7	(47.6)
Others	(1.3)	3.7	n.a.
Variations in operating assets	(129.0)	(38.9)	n.a.
Net accounts receivable from customers	(125.3)	99.9	n.a.
Other current assets	31.7	(63.0)	n.a.
Other non-current assets	(35.5)	(75.8)	(53.2)
Variations in operating liabilities	(350.1)	(385.1)	(9.1)
Payroll, taxes and social benefits	(61.9)	14.1	n.a.
Accounts payable and provisioned expenses	(23.9)	(126.5)	(81.1)
Taxes	(11.6)	(36.1)	(67.9)
Other current liabilities	4.1	14.5	(71.5)
Other non-current liabilities	(8.1)	5.3	n.a.
Interests paid	(41.0)	(78.0)	(47.5)
Income tax and social contribution	(207.9)	(178.3)	16.6
Cash provided by operations activities	823.5	1,016.4	(19.0)
Cash flow from investing activities	(701.1)	(553.9)	26.6
Capital increase of affiliates and subsidiaries	0.0	0.0	n.a.
Acquisition of fixed and intangible assets net of donations	(722.5)	(556.6)	29.8
Cash received on sale of fixed asset	21.5	2.7	n.a.
Cash received on sale of investment	0.0	0.0	n.a.
Cash flow from financing activities	590.6	38.7	n.a.
Loans amortization	(104.5)	(2.8)	n.a.
New loans obtained	698.5	44.6	n.a.
Net payment of derivative contracts	(3.4)	(3.1)	8.4
Dividends and interest on own capital	(0.0)	(0.0)	(44.4)
Increase (decrease) in cash and cash equivalents	713.1	501.2	42.3
Cash and cash equivalents at the end of the period	2,269.8	2,778.2	(18.3)

Notes:

 a) Effective as of October 8, 2010, the maximum net tariffs of Local Services, through Anatel's Edict# 6,419 of October 5, 2010, had a readjustment of 0.66% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, accordingtothe foreseen rules inthe Concession Agreement.

 b)Effective as of October 8, 2010, the maximum nettariffs ofDomestic LongDistance Services,through Anatel'sEdict# 6,418 of October 5, 2010, had an average readjustment of 0.66% throughoutthe sectors 31, 32 and 34, incorporatingthe productivitygain of2.633%, accordingto the foreseenrules in the ConcessionAgreement.

c) Effective as of February 13, 2010, the Fixed-to-Mobile tariffs, through Anatel´s Edict# 971 of February 9, 2010, had readjustment of 0.98% for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnectionrate(VUM) related to theVC1, VC2 and VC3 in 0.67%.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

INVESTOR RELATIONS

Norair Ferreira do Carmo
Maria Tereza Ali Pelicano David
Carolina Fernandes Pontes Mada
Cristina Marini Teles
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 12, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director